SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of the
Securities Exchange Act of 1934

For the month of July 2010

Commission File Number 1-34129

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS
(Exact name of registrant as specified in its charter)

BRAZILIAN ELECTRIC POWER COMPANY
(Translation of Registrant's name into English)

Avenida Presidente Vargas, 409 - 13th floor,
Edifício Herm. Stoltz - Centro, CEP 20071-003,
Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F _______

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _______ No___X____

MARKET ANNOUNCEMENT

In relation to various articles published in the press regarding Eletrobras' future investments abroad, we hereby clarify for our shareholders and the market in general that the internationalization of Eletrobras' business is part of the Strategic Plan of the company, aimed at the selective international expansion of GTD&C with focus on the Americas.

The Strategic Plan for 2010-2012 of the Eletrobrás System, released on March 17, 2010, stated that:

“3.2.5 Internationalization

The Eletrobras System will act in the international electric energy market, either directly or in consortium with domestic or foreign companies, for the deployment and operation of enterprises, primarily in hydro generation and transmission of energy, provided that it meets its business interests and thorough assessment of risks and opportunities.  Eletrobras' role in the international markets should also consider the creation of new investment opportunities in other countries and the creation of new markets for suppliers of goods and services.  The primary focus should be on business opportunities in the Americas, notably Argentina, Colombia, the United States and Peru."

The analysis of future investment projects abroad, each at different stages of evaluation, will be based on criteria and indicators such as profitability and return on investment.  It is not possible at the moment to define the volume of investment for the upcoming years, which will be a result of these feasibility studies.

The analysis of future investment projects abroad, each at different stages of evaluation, will be based on criteria and indicators such as profitability and return on investment, it is not possible at the moment to define the volume of investment for the next years regarding the completion these projects under studies.

Rio de Janeiro, July 27, 2010.

Armando Casado de Araujo

            CFO and Investor Relation Officer

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 28, 2010

CENTRAIS ELÉTRICAS BRASILEIRAS S.A. - ELETROBRÁS

By:	/S/ Armando Casado de Araujo
Armando Casado de Araujo Financial and Investor Relations Director

FORWARD-LOOKING STATEMENTS

This press release may contain forward-looking statements. These statements are statements that are not historical facts, and are based on management's current view and estimates offuture economic circumstances, industry conditions, company performance and financial results. The words "anticipates", "believes", "estimates", "expects", "plans" and similar expressions, as they relate to the company, are intended to identify forward-looking statements. Statements regarding the declaration or payment of dividends, the implementation of principal operating and financing strategies and capital expenditure plans, the direction of future operations and the factors or trends affecting financial condition, liquidity or results of operations are examples of forward-looking statements. Such statements reflect the current views of management and are subject to a number of risks and uncertainties. There is no guarantee that the expected events, trends or results will actually occur. The statements are based on many assumptions and factors, including general economic and market conditions, industry conditions, and operating factors. Any changes in such assumptions or factors could cause actual results to differ materially from current expectations.